

Mail Stop 4631   July 21, 2009

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Robert Newman, Esq.
The Newman Law Firm, PLLC
14 Wall Street, 20th Floor
New York, NY 10005

   Re: SmartHeat Inc.
      Form S-3
      Filed June 24, 2009
      File No. 333-160190

Dear Mr. Wang:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note on page 4 that you may offer debt securities that are guaranteed by your subsidiaries. However, you have not identified any of your subsidiaries as registrant guarantors or registered the guarantees as a separate security in the registration statement fee table. Please advise.

About This Prospectus, page 1

2. We note your statement "[s]imilarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the

accuracy of the information." Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Description of Securities and Securities We May Offer, page 5

3. In this section, please provide a description of the units you may offer. See Item 202(d) of Regulation S-K.

Incorporation of Certain Documents By Reference, page 13

4. Please revise this section to include the Form 8-K filed on July 7, 2009. Please also revise to reflect the correct years the March 31, 2009 Quarterly Report on Form 10-Q was filed and amended.

Where You Can Find Additional Information, page 14

5. Please revise this section to provide the correct addresses for the Securities and Exchange Commission's Headquarters and Regional Offices.

Exhibits

6. Please revise the exhibit list to include the form of rights and unit agreements.

7. It appears that many of the documents you incorporate by reference do not reflect the correct exhibit number. For example, in Exhibit 10.12, you incorporate by reference an agreement filed in a Form 8-K, with the reference to Exhibit 10.13 rather than 10.14. Please revise the exhibit references, as appropriate.

Exhibit 4.1

8. Please file the form of indenture, which must be qualified when the registration statement becomes effective. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Interpretation 201.02), available in the Corporation Finance section of our website.

Exhibit 5.1

9. Please file the legal opinion relating to the unallocated shelf offering. Also confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

10. We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. <u>See</u> Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

<u>Undertakings, page II-3</u>

11. Since it appears that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939, please provide the undertaking required by Item 502(j) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director